UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 21, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

ALEXANDER IZOSIMOV TO CONTINUE AS VIMPELCOM CEO

Moscow and New York (September 21, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that, following a majority vote by its Board of Directors, the Company has decided to enter into a new two year employment agreement with its current CEO Alexander Izosimov. After being informed of the Board’s vote by David J. Haines, the Chairman of the Board of Directors, Mr. Izosimov agreed to continue to serve as VimpelCom’s CEO.

Following Thursday’s Board meeting, Mr. Haines expressed his pleasure that a solution was reached which enabled VimpelCom to retain the services of Mr. Izosimov. “I am pleased that Alexander has agreed to stay on and I am very confident that Alexander will continue to lead this company in the same successful manner as he has in the past. While it is regrettable that we were unable to get all the members of the Board to unanimously agree on the decision to keep Alexander, I am convinced that we, as a Board, have arrived at the best possible solution for the Company, its shareholders and employees and its more than 50 million customers.”

After being informed of the Board’s decision, Mr. Izosimov stated that, “I look forward to continuing my duties as CEO of VimpelCom and remain fully committed.” He added that, “clearly today’s vote demonstrates that there are still issues which need to be resolved among the Board and VimpelCom’s strategic shareholders. However, I truly appreciate the support I have received from a majority of the board.”

Mr. Izosimov will continue in office as CEO in accordance with Russian law as he was neither dismissed nor reappointed as CEO at today’s meeting by the 80% vote of the Board required under the Company’s charter. Certain members of the Board or shareholders of the Company may disagree with and challenge this interpretation of Russian law. The Company intends to vigorously contest any challenges.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with recently acquired operators in Ukraine, Uzbekistan, Tajikistan and Georgia. The VimpelCom Group’s license portfolio covers approximately 237 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

- more -

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to the continuation of Alexander Izosimov as Chief Executive Officer of the Company after October 1, 2006. There can be no assurance that certain of the Company’s shareholders, Board members or other parties will not challenge the Chief Executive Officer’s authority or actions taken and transactions consummated after October 1, 2006 due to the fact that the continuation of Mr. Izosimov as CEO did not receive the approval of at least 80% of the Board. While the Company intends to vigorously contest any challenges, if any challenges against the Company or management are successful, including if they were to lead to the possible unwinding of transactions concluded after October 1, 2006, such challenges could have an adverse effect on the Company, its operations and its financial condition. This press release contains references to Russian law. The Company believes that the interpretation of Russian law described herein as applied to the scenarios discussed in this press release is correct. However, there can be no assurance that a Russian court would agree with the Company’s interpretation of such Russian laws. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com